

June 9, 2011

<u>Via E-mail</u>
Dennis J. Broderick
Executive Vice President and General Counsel
Macy's Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

      Re: Macy's Inc.
               Form 10-K for Fiscal Year Ended January 29, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed March 30, 2011
               File No. 001-13536

Dear Mr. Broderick:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ H. Christopher Owings

                    H. Christopher Owings
                    Assistant Director

cc: Karen M. Hoguet, Macy's, Inc.